UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 11, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

OTHER EVENTS

Issuance of $555,555.55 Convertible Promissory Notes

On November 11, 2026, Integrated Media Technology Limited ("IMTE" or the "Company") issued two substantially identical convertible promissory notes of like tenor in an aggregate original principal amount of $555,555.55 (collectively, the "Notes"). The Notes are issued with an aggregate original issue discount of 10%, such that the aggregate purchase price paid by all holders for the Notes is $500,000.00 and the aggregate principal amount payable under the Notes is $555,555.55. The Notes are issued to C/M Capital Master Fund, LP for $222,222.22 and to WVP Emerging Manager Onshore Fund, LLC - C/M Capital Series for $333,333.33. The Company received net proceeds of $490,000 after deducting legal fees, are for working capital. The Notes are interest bearing at 5% per annum and maturing on August 10, 2027. The holder of the Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.00 per share, subjects to adjustment, over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion the noteholder would own more than 4.99% equity interest in the Company. The Noteholder also has the right to increase conversion limitation under certain conditions in the Note.

The foregoing description of the Notes is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convertible Promossiary Note between C/M Capital Master Fund, LP and the Company

99.2	Convertible Promissory Note between WVP Emerging Manager Onshore Fund, LLC - C/M Capital Series and the Company

2